

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Guangde Cai
Chairman and Director
Wetouch Technology Inc.
No.29, Third Main Avenue
Shigao Town, Renshou County, Meishan
Sichuan 620500
China

   Re: Wetouch Technology Inc.
     Registration Statement on Form S-1
     Filed December 31, 2020
     File No. 333-251845

Dear Mr. Cai:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 or with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Technology

cc: Mark Crone, The Crone Law Group P.C.